UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 06, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release      ANGLOGOLD Beats Operating Guidance; Growth Projects on Schedule

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
6 August 2012
AngloGold Beats Operating Guidance; Growth Projects on Schedule
·   Q2 production 1,073Moz beats guidance; strong performances from Continental Africa and
     Americas.
·   Q2 total cash costs $801/oz, better than guidance due to improved volumes, weaker local currencies.
·   Q2 Adjusted headline earnings of $253m, or 65 US cents a share.
·   Projects on budget and on schedule; Tropicana first gold expected by end of next year.
·   Completed acquisition of residual 50% stake in Serra Grande
·   Record First-Half EBITDA of $1.47bn achieved in seasonally weaker first half.
·   Revolving Credit Facility of $1bn refinanced at competitive rates and extends maturity.
·   $750m 10-year, investment-grade rated bond issued at 5.125% coupon 3 ; significantly oversubscribed.
·   Completed acquisition of Mine Waste Solutions ($335m) for additional gold and uranium production.

(ANGLOGOLD ASHANTI) – AngloGold Ashanti improved on cost and production guidance for the second quarter and kept its four key growth projects on track and budget despite challenging operating conditions for the global gold sector.

The expansion of the Cripple Creek & Victor mine in Colorado, as well as the development of the
Kibali and Mongbwalu mines in the Democratic Republic of Congo and the new Tropicana mine in
Western Australia all remain on track. Tropicana is expected to be first to production, with its initial gold pour expected in the fourth quarter of 2013.

AngloGold Ashanti has seen earnings before interest, tax, depreciation and amortization increase almost threefold since introducing a new operating model in 2008. The company has eliminated its hedge book to gain full exposure to the gold price, strengthened its balance sheet and introduced its
Project ONE business improvement initiative to increase leverage to the gold price and drive consistently higher returns on capital. The final leg of its strategy is to increase production and improve the quality of the portfolio through the development of the new projects.

“It was a strong operating quarter and we’ve kept our projects firmly on track,” AngloGold Ashanti
Chief Executive Officer Mark Cutifani said. “We’ve been driving this business hard to sustainably deliver industry-leading returns and we’re continuing on that path.”

To provide funding for its projects and extend the maturity of its debt, AngloGold Ashanti refinanced its $1bn revolving credit facility to now mature in 2017 and also completed the successful issue of a
$750m, 10-year investment-grade rated bond 3 at a competitive coupon of 5.125%, below that of its existing rated bonds. The issue was significantly oversubscribed and completed in a volatile market, amidst a worsening European crisis and just days after Moody’s issued a negative outlook on three
AAA rated European countries.

Second Quarter
Adjusted headline earnings in the three months to June 30 were $253m, or 65 US cents a share, compared with $342m, or 89 US cents the previous year. The difference in adjusted headline earnings was caused, in part, by planned higher expenditure on exploration and corporate costs; a higher tax charge, given that the benefit of hedge and other losses have been utilised; and the once-off benefit of $30m to adjusted headline earnings a year earlier, from the sale of the Ayanfuri
royalty.Gold price received fell 5% for the quarter to $1607/oz.
Production during the quarter was 1.073Moz at a total cash cost of $801/oz, better than guidance of
1.04Moz at $840/oz-$845/oz. The operating result was assisted by strong performances from the
Continental Africa and Americas region, as well as a recovery from the South African operations, which experienced fewer safety-related stoppages. Section 54 and safety related stoppages at the group’s South African operations continue to pose a threat to production rates from the region.
Tragically, five employee fatalities were recorded at incidents at the Great Noligwa, Mongbwalu and
Obuasi and at TauTona. The company remains committed to eliminating occupational injuries at its mines through the continued implementation of its Project ONE operating model and improvement of safety and risk management protocols. Success to date is evident in its all accident frequency rate, which at 8.39 per million hours worked for the year to date represents a 60% improvement since 2007.
Outlook
Full year
1
2012 expected production remains 4.3Moz-4.4Moz at a total cash cost of $780/oz -
$805/oz. For the third quarter
2
, production is expected to be around 1.07Moz-1.1Moz at a total cash cost of $835/oz - $865/oz.
1
Assuming an exchange rate of R7.40/$ and an oil price of $110/barrel for the year.
2
Assuming an exchange rate of R8.15/$ and an oil price of $100/barrel.
3
Bond carries effective yield to maturity of 5.2032%
As mentioned in the first quarter earnings release in 15 February 2012, the situation remains that both estimates could see some downside risk in the light of safety-related stoppages and other unforeseen factors. AngloGold Ashanti may not be able to reach the goals or meet the expectations set out in this report. Refer to the disclaimer in this communication or to the “Risk Factors” section in the prospectus supplement to AngloGold Ashanti’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 25, 2012.
About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world’s third largest gold producer.
Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and one of the gold industry’s most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in
Colombia, Egypt, Guinea, Australia and the Solomon Islands, among others. AngloGold Ashanti employed 61,242 people, including contractors, in 2011 and produced 4.33Moz of gold, generating
$6.6bn in gold income. Capital expenditure in 2011 amounted to $1.5bn. As at 31 December 2011,
AngloGold Ashanti’s Ore Reserve totalled 75.6Moz.
The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New
York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS
Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
SPONSOR: UBS South Africa (Pty) Limited
ENDS

Contacts
Tel:                                                                                                                                      E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Chris Nthite (Media) +27 (0) 11 637 6388 / +27 (0) 83 301 2481 cnthite@anglogoldashanti.com
Mike Bedford (Investors) +27 (0) 11 637 6273 / +27 (0) 82 3748820 mbedford@anglogoldashanti.com
Stewart Bailey (Investors) +1 (212) 858 7701 / +1 646 338 4337 sbailey@anglogoldashanti.com
Sabrina Brockman (Investors) +1 (212) 858 7702 / +1 646 379 2555 sbrockman@anglogoldashantiNA.com
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements or forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on
4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United
States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and
Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 06, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary